June 8, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Series Fund, Inc. (on behalf of ING Core Equity Research Fund) (File No. 333-166560)

Dear Mr. Thompson:

This letter responds to comments that you provided via telephone on May 26, 2010 in connection with the Staff’s review of the registration statement filed on Form N-14 on behalf of ING Core Equity Research Fund (the “Acquiring Fund”), a series of ING Series Fund, Inc. (the “Registrant”), on May 6, 2010 (the “Registration Statement”). The Registration Statement was filed in connection with the proposed reorganization (the “Reorganization”) of ING Opportunistic LargeCap Fund (the “Acquired Fund” and with the Acquiring Fund, the “Funds”), a series of ING Equity Trust, with and into the Acquiring Fund.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement, which will be filed on or about June 14, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)     Comment: The summary should include a discussion of any impact to shareholders of the transactions contemplated by the Reorganization Agreement.

Response: The Registration Statement has been revised in response to the Staff’s comment.

II.            ACCOUNTING COMMENTS

2)     Comment: Please confirm that the examples of the Acquired Fund’s expenses on page 22 do not reflect the Acquired Fund’s expense limits, which are currently scheduled to expire on October 1, 2010.

Response:  The Registrant confirms that the examples of the Acquired Fund’s expenses on page 22 do not reflect the Acquired Fund’s expense limits which are currently scheduled to expire on October 1, 2010.

3)     Comment: Please disclose the amount of the expenses of the Reorganization in the section titled “Expenses of the Reorganization” on page 26.  Please also disclose the basis for allocating the expenses of the Reorganization between the Acquired Fund and ING Investments, LLC (the Funds’ investment adviser) or its affiliate, and the Board’s consideration of this allocation.

Response: As it is currently disclosed in the “Expenses of the Reorganization” section on page 26, the expenses of the Reorganization will be borne by ING Investments, LLC, the Funds’ investment adviser, or an affiliate, not by the Funds. As a result, the Registrant is not required to disclose the estimated expenses of the Reorganization.

The Board of the Acquired Fund in determining the basis for allocating the expenses of the Reorganization considered, among others, any benefits to the shareholders of the Funds and to their investment adviser as a result of the Reorganization. Based on the totality of the circumstances, the Board determined that it was appropriate for ING Investments, LLC to bear the expenses of the Reorganization.

III.           MISCELLANEOUS

4)     Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

*           *           *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 408.477.2278.

Sincerely,

/s/ Christopher C. Okoroegbe

Christopher C. Okoroegbe

Attachment

cc:           Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Philip H. Newman, Esq.

Goodwin Procter, LLP

[ING FUNDS LOGO]

June 8, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Series Fund, Inc. (on behalf of ING Core Equity Research Fund) (File No. 333-166560)

Dear Mr. Thompson:

In connection with a response being made on behalf of ING Series Fund, Inc. (the “Registrant”) to comments provided by you with respect to the registration statement filed on Form N-14 on behalf of ING Core Equity Research Fund on May 6, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•      the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•      comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•      should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•      the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

cc:           Philip H. Newman, Esq.

Goodwin Procter, LLP